FOR IMMEDIATE RELEASE	NASDAQ:TRIL
TSX: TRIL

TRILLIUM THERAPEUTICS TO PRESENT AT UPCOMING INVESTOR CONFERENCES

TORONTO, Sept. 27, 2018 – Trillium Therapeutics Inc. (NASDAQ/TSX: TRIL), a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer, announced today that the company is scheduled to present an update on the company’s programs and progress at several upcoming conferences.

Investor Conferences:

•	Ladenburg Thalmann 2018 Healthcare Conference
Presenter: Dr. Niclas Stiernholm, Chief Executive Officer
Date and Time: October 2, 2018 at 2:30 p.m. EDT
Location: Hotel Sofitel, New York City

•	Leerink Partners Roundtable Series: Rare Disease & Immuno-Oncology
Presenters: Dr. Niclas Stiernholm, Chief Executive Officer and Dr. Robert Uger,
Chief Scientific Officer
Date and Time: October 3, 2018 at 4:00 p.m. EDT
Location: Lotte New York Palace Hotel, New York City

A live audio webcast of the Leerink Partners fireside chat will be available under the investor relations section of Trillium’s website at www.trilliumtherapeutics.com.

About Trillium Therapeutics

Trillium is an immuno-oncology company developing innovative therapies for the treatment of cancer. The company’s two clinical programs, TTI-621 and TTI-622, target CD47, a “do not eat” signal that cancer cells frequently use to evade the immune system. Trillium also has a proprietary fluorine-based medicinal chemistry platform that is being used to develop novel compounds directed at undisclosed immuno-oncology targets. For more information, please visit www.trilliumtherapeutics.com

Contact:
James Parsons
Chief Financial Officer
Trillium Therapeutics Inc.
416-595-0627 x232
james@trilliumtherapeutics.com

Investor and Media Relations:
Jessica Tieszen
Canale Communications for Trillium Therapeutics
619-849-5385
jessica@canalecomm.com